EXHIBIT 99.1

Cespira’s Hydrogen HPDI™ Fuel System Now in On-Road Testing

Advancing HPDI Technology for Hydrogen Fuel

VANCOUVER, British Columbia, April 01, 2026 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport" or the “Company”) (TSX:WPRT / Nasdaq:WPRT), a leading supplier of advanced alternative fuel systems and components for the global transportation industry, is pleased to announce that its joint venture, Cespira and their HPDI™ fuel system technology will be utilized by Volvo in on-road testing of heavy-duty trucks powered by hydrogen. Volvo has indicated that a commercial launch is planned to take place prior to 2030.

“On-road testing is a key milestone in demonstrating that Cespira’s hydrogen HPDI fuel system is a cost-effective solution that operates on a zero-carbon fuel while delivering best-in-class power, torque, and efficiency,” said Dan Sceli, Chief Executive Officer of Westport. “Hydrogen use in an internal combustion engine with Cespira’s HPDI fuel system delivers nearly 100% CO2 reductions over diesel fueled trucks while allowing OEMs to preserve their existing engine architecture, leverage existing engineering talent and experience, installed investments, and decades of technology development in vehicle powertrain design, supply chain, and manufacturing.”

Cespira’s HPDI fuel system, running on LNG and bioLNG, is a well-established and reliable commercial platform. It is used in over 10,000 Volvo LNG trucks worldwide. The hydrogen powered version of HPDI uses fundamentally the same system that has been proven for LNG with a few small variations. Hydrogen HPDI is a high-performance solution to support climate neutrality in the heavy-duty mobility sector that is capable of being classified as a Zero Emissions Vehicle under the EU CO2 emissions standards. Moreover, hydrogen can be produced from different feedstock than fossil fuels. For example, green hydrogen is created from water. This makes hydrogen a promising option to deliver energy security and independence in various regions around the world and positioning it as an attractive fuel for the future.

More information about Cespira, a joint venture between Westport and Volvo AB can be found here.

About Westport

Westport is a technology and innovation company connecting synergistic technologies to power a cleaner tomorrow. As a leading supplier of affordable, alternative fuel, low-emissions transportation technologies, we design, manufacture, and supply advanced components and systems that enable the transition from traditional fuels to cleaner energy solutions.

Our proven technologies support a wide range of clean fuels – including natural gas, renewable natural gas, and hydrogen – empowering OEMs and commercial transportation industries to meet performance demands, regulatory requirements, and climate targets in a cost-effective way. With decades of expertise and a commitment to engineering excellence, Westport is helping our partners achieve sustainability goals—without compromising performance or cost-efficiency – making clean, scalable transport solutions a reality.

Westport is headquartered in Vancouver, Canada. For more information, visit www.westport.com.

Cautionary Note Regarding Forward Looking Statements
This press release contains forward-looking statements, including statements regarding, among other things, the anticipated performance, efficiency and emissions characteristics of Cespira’s hydrogen HPDI™ fuel system; the expected benefits of hydrogen use in internal combustion engines; the progress, timing and outcomes of on-road testing and development activities; the timing and likelihood of potential future commercialization and launch of hydrogen-powered heavy-duty trucks; the ability for hydrogen HPDI technology to support climate neutrality and to be classified as a zero-emissions vehicle under applicable standards; the availability, adoption and market demand for hydrogen and related infrastructure; and the intentions, plans and actions of our joint venture and other partners. Forward-looking statements are based on management’s current expectations and assumptions and are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to differ materially from those expressed or implied by such forward-looking statements.These risks, uncertainties and assumptions include, among others: the ability of Westport, Cespira and their partners to successfully develop, validate and commercialize hydrogen HPDI technology on expected timelines or at all; the results of testing and the ability to achieve required performance, durability, reliability, safety and regulatory requirements; the availability and cost of hydrogen (including renewable/low-carbon hydrogen), refueling and distribution infrastructure and related supply chains; customer acceptance and adoption rates for hydrogen-powered vehicles; changes in laws, regulations and standards applicable to emissions, zero-emissions vehicle classification and incentives; competitive technologies and products; general economic and market conditions; as well as other risk factors, uncertainties and assumptions that may affect our actual results, performance, achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

Contact Information

Westport Investor Relations
T: +1 604-718-2046